CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED


05008112

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

5th May 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Additional Listing	05/05/2005

Yours faithfully,

Krupali Patel


SEC MAIL
RECEIVED
PROCESSING
MAY 12 2005
WASH, D.C.
202
SECTION

6 May 2005

Catlin Group Limited

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 5,000,000 Common Shares of $0.01 each ("shares") to be admitted to the Official List.

It is expected that permission will be granted on 5 May 2005 and admission to trading will commence on 6 May 2005.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme :

Scheme	Shares
Exercise of warrants to subscribe for Common Shares of $0.01 each	5,000,000

When issued, these shares will rank pari passu with the existing Common Shares.


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH, D.C. 202 SECTION